Exhibit 99.1

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

:
IN RE:	:	CHAPTER 11
:
CDC CORPORATION,	:	CASE NO. 11-79079-PWB
:
Debtor	:

DEBTOR’S MOTION FOR APPROVAL OF RESERVES REQUIRED

FOR INITIAL DISTRIBUTION TO EQUITY HOLDERS

UNDER CONFIRMED JOINT PLAN OF REORGANIZATION AND FOR

APPROVAL OF FINAL FORM OF LIQUIDATION TRUST AGREEMENT

COMES NOW CDC Corporation, debtor and debtor in possession in the above-captioned chapter 11 case (the “Debtor”)1, and files the “Debtor’s Motion for Approval of Reserves Required for Initial Distribution to Equity Holders under Confirmed Joint Plan of Reorganization and for Approval of Final Form of Liquidation Trust Agreement” (the “Motion”). In support of this Motion, Debtor shows the Court as follows:

JURISDICTION

1. This Court has jurisdiction to consider this Motion under 28 U.S.C. §§ 157 and 1334. This matter is a core proceeding pursuant to 28 U.S.C. §157(b). Venue is proper in this Court pursuant to 28 U.S.C. §§ 1408 and 1409.

BACKGROUND

2. On October 4, 2011 (the “Petition Date”), the Debtor filed a voluntary petition for relief under chapter 11 of Title 11 of the United States Code.

[1]	To the extent required, the Disbursing Agent and putative Liquidation Trustee (both as defined in the Plan referenced in Paragraph 6 hereof) join in the request for relief set forth in this Motion.

3. On December 23, 2011, the Official Committee of Equity Security Holders for CDC Corporation (the “Equity Committee”) was appointed in the Debtor’s bankruptcy case.

4. On March 20, 2012, the Bankruptcy Court entered an Order approving the sale of certain shares of CDC Software Corporation (the “CDC Software Shares”) owned indirectly by the Debtor (Docket No. 295).

5. On April 11, 2012, the Bankruptcy Court entered an order (the “Payment Order”; Docket No. 312) establishing a procedure for the payment of allowed General Unsecured Claims in the Chapter 11 Case from the net proceeds of the sale of the CDC Software Shares.

6. On July 3, 2012, the Debtor and the Equity Committee filed the “First Amended Joint Plan of Reorganization for CDC Corporation” (the “First Amended Plan”; Docket No. 475).

7. On August 16, 2012, the Court entered an Order (Docket No. 518) approving a settlement (the “APOL Settlement”) reached among the Debtor, the Equity Committee, Asia Pacific Online Limited (“APOL”), Nicola Chu Ming Nga, and Anthony Ip. The APOL Settlement provided for, among other things, the allowance of certain equity interests of APOL in the Debtor and for the payment by APOL to the Estate of $9 million, which could be satisfied from any distribution made on APOL’s equity interests in the Debtor.

8. On August 29, 2012, the Debtor and the Equity Committee filed the “Second Amended Joint Plan of Reorganization for CDC Corporation” (the “Plan”; Docket No. 542) to make certain modifications to the First Amended Plan and to address certain matters raised in objections to confirmation.2 By Order entered September 6, 2012 (the “Confirmation Order”; Docket No. 551), the Court confirmed the Plan.

9. Under the Plan, a condition to the Effective Date is the funding of a reserve for “Effective Date Available Cash.” See Plan § 6.2(c). “Effective Date Available Cash” is defined in

[2]	Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Plan.

the Plan as the cash used or reserves to pay Allowed Claims of holders of: (i) unclassified Claims; (ii) Fee Claims; (iii) Class 1 Priority Claims; (iv) Class 2 General Unsecured Claims; and (v) the Disbursing Agent Expenses. Also under the Plan, the Disbursing Agent is required to pay all Allowed Claims out of Effective Date Available Cash and to pay Disputed Claims as and when they become due.3

10. After the Effective Date, the Plan provides for the formation of a Liquidation Trust and for substantially all of Debtor’s assets to be transferred to the Liquidation Trust. Upon the establishment of the Liquidation Trust, the Liquidation Trustee will become the representative of the Estate and perform his duties under the Liquidation Trust, which include making distributions to holders of Beneficial Interests in the Liquidation Trust as set forth in the Plan and paying Liquidation Trust Expenses. See Plan, §§ 7.8, 7.9, 7.10 and 7.11.4

11. A form of the agreement to establish the Liquidation Trust (the “Liquidation Trust Agreement”) was filed on August 29, 2012, as a Plan Supplement to the Plan (Docket No. 543). In accordance with Paragraph N of the Confirmation Order, the form Liquidation Trust Agreement may be modified by the Debtor and the Equity Committee. See Confirmation Order, ¶ N.

12. Pursuant to the Confirmation Order, “[n]o distribution shall be made to holders of Equity Interests or holders of Beneficial Interests in the Liquidation Trust unless and until appropriate reserves are established in accordance with Sections 8.2 and 8.3 of the Plan and either approved by the Court or agreed to by the applicable objecting party.” See Confirmation Order, ¶ MM. Sections 8.2 and 8.3 of the Plan respectively provide for the establishment of a Disputed Claims Reserve for holders of Disputed Claims and a Disputed Equity Interests Reserve for holders of Disputed Equity Interests.

13. Thus, in accordance with the Plan and the Confirmation Order, before any of the Debtor’s assets are transferred to the Liquidation Trust and any subsequent distribution can be made to the holders of Beneficial Interests in the Liquidation Trust (i.e., equity security holders), appropriate reserves for Effective Date Available Cash, Disputed Claims, and Disputed Equity Interests must be established and approved by the Court. In addition, prior to any distribution to holders of Beneficial Interests in the Liquidation Trust, the Liquidation Trustee must reserve for Liquidation Trust Expenses to insure sufficient funds to pay such expenses.

[3]	Under the Plan and Confirmation Order, Marcus A. Watson is the Disbursing Agent. See Plan § 1.1; Confirmation Order, ¶ H.
[4]	Pursuant to the Confirmation Order, Marcus A. Watson will be the Liquidation Trustee under the Liquidation Trust. See Confirmation Order, ¶ G.

PROPOSED RESERVES

14. The Debtor files this Motion, as contemplated in the Confirmation Order, seeking approval of those reserves required for the Effective Date to occur and for a distribution to Beneficial Interest holders to be made. Assuming the reserves are approved by the Court as proposed herein, Debtor anticipates that the Effective Date will occur as soon as practicable after entry of the Court’s order approving same, so that a distribution to Beneficial Interest holders can occur prior to the end of this calendar year.

15. Attached hereto as Exhibit “A” and incorporated herein by reference is a schedule setting forth the reserves proposed to be established for the Effective Date to occur and for a distribution to Beneficial Interest holders to be made. Such reserves are detailed as follows:

A.	EFFECTIVE DATE AVAILABLE CASH RESERVE

16. In connection with the Effective Date Available Cash Reserve, the Debtor proposes reserves for the following: (a) Administrative Claims in the amount of $430,000.00; (b) Pre-Confirmation Fee Claims of professionals in the amount of $4,500,000.00;5 (c) Employee Compensation Requests in the amount of $1,500,000.00;6 and (d) Post-Confirmation Expenses through the Effective Date in the amount of $2,250,000.00.

17. The Debtor estimates that these claims constitute the claims to be reserved for through establishment of the Effective Date Available Cash Reserve and seeks approval of the Court to reserves for such claims in the total amount of $8,680,000.00. See Exhibit “A”.

[5]	The Debtor is reserving for the full amount asserted as fees and expenses owing in the fee application filed in the Chapter 11 Case by the Equity Committee’s financial advisor, Morgan Joseph TriArtisan, LLP (Docket No. 615), although the Debtor anticipates filing an objection to same.
[6]	As discussed in Paragraph 32 hereof, contemporaneously herewith, the Debtor is filing a motion to extend the procedure for settling claims established by the Court in the Payment Order to those proofs of claims/interests for compensation recently filed in the Chapter 11 Case. Accordingly, this estimate of Employee Compensation Requests assumes approval of that motion and estimates the amount of such requests if valid and paid in cash. To date, the Debtor has filed several objections to certain proofs of claim/interest filed. Nothing in this Motion prohibits the Debtor from filing additional objections to any proofs of claims/interest filed, and the Debtor reserves all rights to file any such objection.

B.	DISPUTED CLAMS RESERVE

18. The Debtor proposes to establish certain reserves for Disputed Claims as follows:

Evolution Reserve established by Court Order

19. On or about April 27, 2012, Evolution Capital Management, LLC (“ECM”), along with related Evolution Funds,7 commenced an action in the Supreme Court of the State of New York, New York County, styled: Evolution Capital Management, LLC, Evolution CDC SPV Ltd., Global Opportunities Fund Ltd., SPV, Segregated Portfolio M (f.k.a. “Evolution Master Fund Ltd., SPC, Segregated Portfolio M”), Evo China Fund and El Fund Ltd. v. CDC Software Corporation, Wong Chung Kiu (a.k.a. “C.K. Wong”), Yip Hak Yung (a.k.a. “Peter Yip”), Asia

[7]

The Evolution Funds are (i) Evolution CDC SPV Ltd. (“Evolution SPV”); (ii) Global Opportunities Fund Ltd., SPC, Segregated Portfolio M (f.k.a. Evolution Master Fund Ltd., SPC, Segregated Portfolio M) (“M Fund”); (iii) Evo China Fund (“Evo China”); and (iv) E1 Fund, Ltd. (“E1 Fund”).

Pacific Online Limited (a.k.a. “Asia Pacific On-line Limited”), Ch’ien Kuo Fung (a.k.a. “Raymond Ch’ien”), Francis Kwok-Yu Au, Donald L. Novajosky, Monish Bahl, Thomas M. Britt III, Wong Kwong Chi (a.k.a. “Simon Wong”), and Wang Cheung Yue (a.k.a. “Fred Wang”), Index No. 651395/2012, hereinafter (“Second Evolution Action”) (CDC Software Corporation, Wong Chung Kiu, Yip Hak Yung, Asia Pacific Online Limited, Ch’ien Kuo Fung , Francis Kwok-Yu Au (“Frank Au”), Donald L. Novajosky, Monish Bahl, Thomas M. Britt III, Wong Kwong Chi, and Wang Cheung Yue, shall collectively be referred to as the “EVO Defendants”).

20. With the exception of Frank Au, each of the other EVO Defendants in the Second Evolution Action has filed a proof of claim in the Debtor’s bankruptcy case seeking indemnification from the Debtor for any and all losses, fees and expenses incurred by them in connection with the Second Evolution Action (collectively, including any potential claim by Frank Au, the “Indemnity Claims”). In addition to the causes of action asserted in the Second Evolution Action, ECM filed a proof of claim in the Chapter 11 Case (the “ECM Proof of Claim,” Claim No. 30) asserting claims and causes of action against the Debtor seeking to recover lost management fees and other unliquidated compensatory damages, plus exemplary damages.

21. As a result of the Second Evolution Action and the ECM Proof of Claim, pursuant to Order of the Court dated October 18, 2012 (the “Evolution Reserve Order”; Docket No. 594), the Debtor is required to establish two separate reserves: (a) the “Evolution Reserve” in the amount of $32,500,000.00, to satisfy the Debtor’s obligations, if any, to make payment to ECM in connection with the ECM Proof of Claim and/or any payment required to be made in connection with any of the Indemnity Claims; and (b) the “Litigation Expense Reserve” in the initial amount of $10,000,000.00 to satisfy the Debtor’s obligations, if any, to advance or otherwise make payment on any of the Indemnity Claims for fees and other expenses incurred by any of the EVO

Defendants in the Second Evolution Action. As of October 31, 2012, Debtor paid a total of $862,729.29 to counsel for various EVO Defendants. Thus, the balance in the Litigation Expense Reserve as of October 31, 2012 is $9,137,270.71. Both the Evolution Reserve and the Litigation Expense Reserve are included in the Debtor’s proposed reserves and reflected on Exhibit “A” hereto.

Vaz Claim Reserve established by Court Order

22. On April 12, 2012, Rajan Vaz filed a claim, Claim No. 27, in the Chapter 11 Case asserting a claim in the total amount of $29,421,631.00 (the “Vaz Claim”). As a result of a Stipulation and Agreement executed by Mr. Vaz and an Order of the Bankruptcy Court dated October 18, 2012 (Docket No. 595), the Debtor is required to establish a reserve for the Vaz Claim in amount of $10,000,000.00 (the “Vaz Claim Reserve”). The Vaz Claim Reserve is also set forth on Exhibit “A” hereto.8

Reserve for Other Disputed Claim

23. The Debtor has completed a review of all claims and interests filed in the Chapter 11 Case. As a result of the Payment Order, the Debtor has paid substantially all allowed claims against the Estate, including the claim of Evolution in the amount of $71,410,349.19.

24. The Debtor has filed numerous objections to claims and interests, many of which have been resolved by order of the Court.

25. In addition to the reserve for Employee Compensation Requests referenced in Paragraph 16 above and the reserves Ordered by the Court as referenced in Paragraphs 21 and 22 above, the Debtor intends to establish a reserve for the proof of claim of AON Consulting (Claim No. 7) in the amount of $5,576.00.9 The Debtor shows that no other Disputed Claims exists for which the Debtor is required to established a reserve.10

26. Thus, the Debtor seeks approval of the Court to establish reserves for Disputed Claims in the total amount of $51,642,846.71. See Exhibit “A”.11

[8]	Debtor may, in its discretion, transfer the Evolution Reserve, the Litigation Expense Reserve, and the Vaz Claim Reserve to the Liquidation Trust to be held in a Disputed Ownership Fund, as that term is defined in Treasury Regulation 1.468B-9(c)(2)(ii). In such event, such reserves will not be considered Available Cash, as defined in the Plan, and will be held separately by the Liquidation Trustee.
[9]	Such reserve amount equals the filed amount of the proof of claim, plus 36% for Post Petition Interest as required under the Plan.
[10]	The Debtor asserts that three claims filed in the Chapter 11 Case are not valid claims against the Debtor but should be asserted as claims against Global Services, Inc., one of the Debtor’s indirect subsidiaries. Such claims are: (1) Mahdu Ankarath, Claim No. 132, in the amount of $849,398.34; (2) Alfred D’Souza, Claim No. 133, in the amount of $54,725; and (3) Seema Bamzai, Claim No. 114, in the amount of $18,846.01. The Debtor has not included such claims in the Disputed Claims Reserve but, to the extent a reserve should be established therefor, the Debtor asserts that the Contingency Reserve described in Paragraph 29 hereof is more than sufficient to cover such claims.
[11]	Approximately 36 proofs of claim were filed in the Chapter 11 Case by employees of Transhorizon, Ltd., an indirect subsidiary of the Debtor. Pursuant to an Order of the Court entered September 28, 2012 (Docket No. 578), such claims are to be paid, under the oversight of the Transhorizon Claims Agent, from funds in a bank account established by one of Debtor’s subsidiaries. Debtor denies that it is obligated to pay these claims, and no reserves will be established by the Debtor for such claims.

C.	LIQUIDATION TRUST EXPENSES RESERVE

27. Once the Liquidation Trust is established, reserves for Liquidation Trust Expenses must be made prior to any distribution to holders of Beneficial Interests. “Liquidation Trust Expenses” is defined in the Plan as all expenses, costs, fees, debts, charges, taxes, liabilities and obligations related to the formation, management, activities and/or administration of the Liquidation Trust. See Plan, § 1.1.

28. Proposed reserves for Liquidation Trust Expenses are set forth on Exhibit “A”. Such reserves include: (a) expenses of professionals estimated in the amount of $4,200,000.00;12 (b) post-Effective Date United States Trustee fees in the amount of $100,000.00; and (c) general operating expenses of the Liquidation Trust in the amount of $1,250,000.00.

29. In the event there are any additional expenses for which the reserves proposed by the Debtor herein are insufficient, including professional fees in excess of the estimates set forth

[12]

To the extent certain litigation is pursued in the Chapter 11 Case, or other contingencies occur, the amount of fees and expenses incurred by professionals could exceed this estimate. Accordingly, the reserve for professional fees set forth on Exhibit “A” does not represent a limit on possible professional fees and expenses in the Chapter 11 Case, as actual fees and expenses may exceed this amount.

on Exhibit “A”, the Debtor proposes the establishment of a “Contingency Reserve” in the amount of $7,500,000.00. The Debtor shows that a reserve in this amount is reasonable and sufficient to insure appropriate amounts remain in the Liquidation Trust to pay all expenses and other costs associated with its operation.

30. Accordingly, the Debtor proposes the establishment of reserves for Liquidation Trust Expenses in the amount of $13,050,000.00 and seeks the Court’s approval of same. See Exhibit “A”.

D.	DISPUTED EQUITY RESERVE

31. Pursuant to the Plan, the distribution on account of Beneficial Interests from the Liquidation Trust shall be made to holders of Equity Interests as reflected on the stock shares of the Debtor on the Distribution Record Date. See Plan, § 8.9. The Plan defines “Distribution Record Date” as the Effective Date. Id. at § 1.1.

32. The only Disputed Equity Interests which may exist of which the Debtor is currently aware are those of current and former employees of Debtor or of the Debtor’s direct and indirect subsidiaries who have filed proofs of claim/interest in the Chapter 11 Case. The Debtor is filing, contemporaneously herewith, a motion requesting authority to treat such proofs of claim/interest as Employee Compensation Requests and satisfy any such allowed requests as claims in cash under the settlement procedure previously established in the Payment Order for the settling of claims.

33. Accordingly, the Debtor does not propose to establish a Disputed Equity Interests Reserve as the Debtor asserts no Disputed Equity Interests will exist by the occurrence of the Effective Date. To the extent any Disputed Equity Interests arise prior to any distribution to Beneficiaries under the Liquidation Trust, the Debtor asserts that the Contingency Reserve will be more than sufficient to satisfy such interests.

34. As a result, the Debtor seeks the Court’s approval of the establishment of the Contingency Reserve as proposed herein to satisfy any Disputed Equity Interests under the Plan and approval of the establishment of a Disputed Equity Interests Reserve under the Plan in the amount of $0.00.

ESTIMATED DISTRIBUTION AMOUNT

35. Based on the foregoing, the Debtor proposes the establishment of reserves in the total amount of $73,372,846.71 and seeks the Court’s approval thereof, in order for the Effective Date to occur and a distribution to holders of Beneficial Interests to be made. See Exhibit “A”.13

36. As of October 31, 2012, the Debtor held cash in the amount of $161,519,625.70 from the sale of the CDC Software Shares. Id. In the event the Court approves the reserves proposed herein, the Debtor estimates that cash available for a distribution to Beneficial Interests will equal $88,146,778.99. Id.

37. It is the Debtor’s intention to file a supplement to this Motion prior to the hearing hereon which provides a detailed distribution schedule, and includes the amount of the proposed distribution to holders of Beneficial Interests under the Liquidation Trust. Such schedule will also reflect the Debtor’s proposed accounting for the APOL Settlement, the redistribution of the proceeds from the APOL Settlement to other holders of Beneficial Interests, and the net distribution to APOL as a result of the deeming of APOL’s option interests exercised under the Plan. By this Motion, the Debtor also seeks the Court’s approval of the distribution schedule to be subsequently filed.

[13]

The Debtor reserves the right to seek modifications of any reserve established by Order entered on this Motion for cause shown. Nothing in this Motion, however, is intended to be a motion to modify the Evolution Reserve Order.

LIQUIDATION TRUST AGREEMENT

38. The Plan includes a provision for those holding 100 or fewer Common Shares of the Debtor to elect treatment under Class 3B and be cashed out. In the balloting process, few holders of Equity Interests elected Class 3B treatment. As a result, implementation of the Class 3B election does not appear feasible or practical. Thus, as permitted by the Confirmation Order, the Debtor intends to modify the form of the Liquidation Trust Agreement prior to its execution. Specifically, the Debtor intends to include in the Liquidation Trust Agreement a mechanism for the Liquidation Trustee to make adjustments to Beneficial Interests and allow for a cash-out of Beneficial Interests based on administrative convenience, as well as to make certain other minor modifications.

39. The Debtor intends to file the final form of the Liquidation Trust Agreement prior to the hearing to be held on this Motion and seeks the Court’s approval of same.

RELIEF REQUESTED

40. By this Motion, the Debtor seeks entry of an Order of the Court approving the reserves described hereinabove and set forth on Exhibit “A” hereto.

41. Additionally, Debtor seeks a finding of the Court that the reserves proposed herein are sufficient to pay, or reserve for the payment of, all claims against the Debtor in full.

42. The Debtor also seeks a finding of the Court that, after the establishment of the reserves as proposed herein, the Debtor has complied with all requirements under the Plan or the Confirmation Order to establish reserves prior to the Effective Date, that such reserves are sufficient for the Effective Date under the Plan to occur, and that such reserves are sufficient for the Liquidation Trustee to proceed with the initial distribution to holders of Beneficial Interests in accordance with the Plan.

43. Finally, the Debtor seeks approval of the final form of the Liquidation Trust Agreement and the distribution schedule which the Debtor intends to file as a supplement to this Motion prior to the hearing to be held hereon.

NOTICE

44. The Debtor will provide notice of this Motion to: (a) any party who has filed a proof of claim or interest in the Chapter 11 Case that has not been satisfied in full as of the date of this Motion; (b) any other party who has filed a request for notices in the Chapter 11 Case; (c) the United States Trustee; and (d) the Equity Committee.

WHEREFORE, the Debtor respectfully requests that the Court: (a) grant this Motion; and (b) grant such other and further relief as is just and proper.

Dated: December 3, 2012.

Atlanta, Georgia

LAMBERTH, CIFELLI, STOKES, ELLIS & NASON, P.A.
Attorneys for the Debtor

By:	/s/ Gregory D. Ellis
Gregory D. Ellis
Georgia Bar No. 245310
GEllis@lcsenlaw.com

3343 Peachtree Road NE, Suite 550

Atlanta, GA 30326

(404) 262-7373

(404) 262-9911 (facsimile)

Exhibit “A” follows

SUMMARY OF EFFECTIVE DATE RESERVES AS OF OCTOBER 31, 2012

ASSUMES EFFECTIVE DATE OF DECEMBER 31, 2012

CASH BALANCE AS OF OCTOBER 31, 2012
CDC SOFTWARE SHARES SALE PROCEEDS - IOLTA ACCT		$160,414,117.71
CDC SOFTWARD SHARES SALE PROCEEDS - DIP ACCT		$1,105,507.99

TOTAL CASH					$161,519,625.70

EFFECTIVE DATE AVAILABLE CASH RESERVE
I. RESERVES FOR ADMINISTRATIVE CLAIMS		$430,000.00

II. RESERVES FOR FEE CLAIMS PRE CONFIRMATION		$4,500,000.00

III. RESERVES FOR EMPLOYEE COMPENSATION REQUESTS		$1,500,000.00

VI. RESERVES FOR EXPENSES POST CONFIRMATION THRU EFFECTIVE DATE
PROFESSIONAL FEES	$1,500,000.00
OPERATING EXPENSES	$720,000.00
US TRUSTEE FEES	$30,000.00

Total:		$2,250,000.00

TOTAL EFFECTIVE DATE AVAILABLE CASH RESERVE				$8,680,000.00

DISPUTED CLAIMS RESERVE
RESERVES FOR CLASS 2 GENERAL UNSECURED CLAIMS
EVOLUTION RESERVE		$32,500,000.00
LITIGATION EXPENSE RESERVE		$9,137,270.71
VAZ CLAIM RESERVE		$10,000,000.00
AON CONSULTING RESERVE		$5,576.00	*

TOTAL DISPUTED CLAIMS RESERVE				$51,642,846.71

LIQUIDATION TRUST EXPENSES RESERVE
RESERVES FOR EXPENSES SUBSEQUENT TO EFFECTIVE DATE
PROFESSIONAL FEES		$4,200,000.00
US TRUSTEE FEES		$100,000.00
OPERATING EXPENSES		$1,250,000.00
CONTINGENCY RESERVE		$7,500,000.00

TOTAL LIQUIDATION TRUST EXPENSES RESERVE				$13,050,000.00

TOTAL RESERVES					$73,372,846.71

CASH AVAILABLE FOR DISTRIBUTION TO BENEFICIAL INTEREST HOLDERS					$88,146,778.99

*	Includes 36% over claim amount for Postpetition Interest per Plan.

CERTIFICATE OF SERVICE

This is to certify that I have this day served a true and correct copy of the foregoing Motion upon all those parties listed below by electronic mail as shown:

David S. Weidenbaum	Gus H. Small
James H. Morawetz	Anna Mari Humnicky
Office of the United States Trustee	Cohen Pollock Merlin & Small, P.C.
362 Richard B. Russell Building	3350 Riverwood Parkway, Suite 1600
75 Spring Street, S.W.	Atlanta, GA 30339
Atlanta, GA 30303	gsmall@cpmas.com
david.s.weidenbaum@usdoj.gov	ahumnicky@cpmas.com
jim.h.morawetz@usdoj.gov
Alan Kolod
C. Edward Dobbs	Alan E. Gamza
James S. Rankin	Abraham Y. Skoff
Joshua J. Lewis	Moses & Singer, LLP
Parker, Hudson, Rainer & Dobbs, LLP	The Chrysler Building
1500 Marquis Two Tower	405 Lexington Avenue
285 Peachtree Center Avenue, N.E.	New York, NY 10174
Atlanta, GA 30303	akolod@mosessinger.com
jrankin@phrd.com	agamza@mosessinger.com
edobbs@phrd.com	askoff@mosessinger.com
jlewis@phrd.com
J. Robert Williamson
Timothy T. Brock	John T. Sanders, IV
Aaron M. Zeisler	Scroggins & Williamson, P.C.
Abigail Snow	1500 Candler Building
Satterlee Stephens Burke & Burke, LLP	127 Peachtree Street, N.E.
230 Park Avenue, 11th Floor	Atlanta, GA 30303
New York, NY 10169	rwilliamson@swlawfirm.com
tbrock@ssbb.com	jsanders@swlawfirm.com
azeisler@ssbb.com
asnow@ssbb.com	Jeffrey W. Kelley
J. David Dantzler, Jr.
Stephen S. Roach
Thomas J. Fleming	Troutman Sanders, LLP
Olshan Grundman Frome Rosenzweig & Wolosky, LLP	600 Peachtree Street, N.E., Suite 5200
Park Avenue Tower	Atlanta, GA 30308-2216
65 East 55th Street	jeffrey.kelley@troutmansanders.com
New York, NY 10022	david.dantzler@troutmansanders.com
tfleming@olshanlaw.com	stephen.roach@troutmansanders.com

David W. Cranshaw
Morris, Manning & Martin, LLP	Arthur J. Steinberg
3343 Peachtree Road, N.E., Suite 1600	King & Spalding, LLP
Atlanta, GA 30326	1185 Avenue of the Americas
dwc@mmmlaw.com	New York, NY 10036
asteinberg@kslaw.com
Nicole L. Greenblatt
Alexandra P. Kolod	Daniel P. Goldberg
Kirkland & Ellis, LLP	Holwell Shuster & Goldberg, LLP
601 Lexington Avenue	335 Madison Avenue, 9th Floor
New York, NY 10022	New York, NY 10017
ngreenblatt@kirkland.com	dgoldberg@hsgllp.com
alexandra.kolod@kirkland.com
Susan R. Sherrill-Beard
Stuart Casillas	Senior Trial Counsel/Bankruptcy
Kirkland & Ellis, LLP	U.S. Securities and Exchange Commission
555 California Street	Atlanta Regional Office
San Francisco, CA 94104	3475 Lenox Road, N.E., Suite 1000
stuart.casillas@kirkland.com	Atlanta, GA 30326-1232
Sherrill-BeardS@sec.gov
Joseph D. Stutz, General Counsel
CDC Corporation	Jesse H. Austin, III
2002 Summit Boulevard, Suite 700	Paul, Hastings, Janofsky & Walker LLP
Atlanta, GA 30319	600 Peachtree Street, N.E., Suite 2400
jstutz@cdcgs.com	Atlanta, GA 30308
jessaustin@paulhastings.com
Marcus A. Watson, Chief Restructuring Officer
CDC Corporation	Scott B. Riddle
c/o Finley, Colmer and Company	Suite 1530 Tower Place
5565 Glenridge Connector, Suite 300	3340 Peachtree Road, N.E.
Atlanta, GA 30342	Atlanta, GA 30326
marc@finleycolmer.net	sbriddle@mindspring.com

Raj Gulati	Henry F. Sewell, Jr.
Broad Crossing, Inc.	David E. Gordon
6 Cornish Court	McKenna Long & Aldridge LLP
Dix Hills, NY 11746	303 Peachtree Street, Suite 5300
rgulati@broadcrossing.com	Atlanta, GA 30308
hsewell@mckennalong.com
Rajan Vaz	dgordon@mckennalong.com
29 Rosenbrook Drive
Lincoln Park, NJ 07035
Rajan_vaz@yahoo.com

Eric Lopez Schnabel	Michael H. Goldstein
Robert W. Mallard	Stutman, Treister & Glatt
Jessica Mikhailevich	1901 Avenue of the Stars, 12th Floor
Dorsey & Whitney, LLP	Los Angeles, CA 90067
51 W. 52nd Street	mgoldstein@stutman.com
New York, NY 10019
schnabel.eric@dorsey.com	Lee B. Hart
mallard.robert@dorsey.com	Greenberg Traurig, LLP
mikhailevich.jessica@dorsey.com	Terminus 200
3333 Piedmont Road, Suite 2500
Atlanta, GA 30305
hartle@gtlaw.com

This 3rd day of December, 2012.

/s/ Gregory D. Ellis
3343 Peachtree Road NE, Suite 550	Gregory D. Ellis
Atlanta, GA 30326	gellis@lcsenlaw.com
(404) 262-7373
(404) 262-9911 (facsimile)